UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT ON FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
January 18, 2010
Commission File Number: 000-29008
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

(Translation of registrant’s name into English)
Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or From 40-F: ☑Form 20-F     ☐Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐Yes     ☑No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES
EXHIBIT INDEX
EX-16.1

Changes in Registrant’s Certifying Accountant
On January 11, 2010, China Technology Development Group Corporation (the “Company”) appointed PricewaterhouseCoopers Zhong Tian CPAs Limited Company (the “PwC”) to replace Deloitte Touche Tohmatsu CPA Ltd. (the “Deloitte”) as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2009. The Company’s audit committee and board of directors recommended, authorized and approved the change in the Company’s independent registered public accounting firm.
There were no disagreements between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements in its reports on the consolidated financial statements for the years ended December 31, 2007, 2008 and through January 11, 2010, and there were no reportable events, as defined in Item 16F (a)(1)(v) of Form 20-F, during such years.
During the years ended December 31, 2007, 2008 and through January 11, 2010, neither the Company nor anyone on its behalf has consulted with PwC with respect to either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that PwC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (b) any matter that was either the subject of a disagreement, as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F, or a reportable event, as defined in Item 16F (a)(1)(v) of Form 20-F.
On January 15, 2010, the Company provided Deloitte with a copy of this report on Form 6-K and requested that Deloitte furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made above. A copy of Deloitte’s letter dated January 18, 2010 is attached as Exhibit 16.1 to this report on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
By:	/s/ Alan Li
Name:	Alan Li
Title:	Chairman and Chief Executive Officer

Date: January 18, 2010

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 16.1	Letter from Deloitte dated January 18, 2010